PE 8-31-02

02057946

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of August 2002

Olympic Resources Ltd.
(SEC File No. 0-30598)

Suite 525, 999 West Hastings Street
Vancouver, B.C. V6C 2W2
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD.

Date September 9, 2002

By: ________________
Patrick Forseille, CFO & Director

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: August 21, 2002

TSX: ORL
OTCBB: OLYRF

PHASE 1 OF EAST CORNING DRILL PROGRAM COMPLETED

For Immediate Release

Olympic reports that exploration for natural gas in the sixth well on the East Corning project in Tehama County, California has been deemed successful and completion operations are now underway. Gas bearing zones were encountered which produced similar evaluation logs to nearby producing wells drilled by Olympic earlier this year.

Exploration efforts are continuing and are focused on compiling and assessing all technical data collected during the drilling of the first six wells. The interpretation and evaluation of this data will be used to locate and establish new priority targets for the next phase of drilling. Olympic and partners have added to an already large land position and will be actively exploring the new acreage in the very near future.

Of the six successful wells Olympic and partners have drilled this year at East Corning, three remain to be connected to the nearby pipeline. Sustained commercial rates of production have been achieved in each well that has been brought online and this production now averages 4.5 MMCFPD. In addition to production from the East Corning wells, production from three wells at Victor Ranch combine for an average daily production total of approximately 7.5 MMCFPD.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property in 2001 which identified a number of very prospective, high probability drill targets. Olympic's 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Olympic, in keeping with its corporate strategy has farmed out a portion of its interest in the East Corning play and currently holds a 17% working interest in most wells of this program. At Victor Ranch, Olympic maintains an 8.8% working interest in two wells; and a 6.05% working interest in the third well. Olympic now holds an interest in seven producing gas wells in this area with three additional wells awaiting pipeline connection over the next month.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733